UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                                  iVillage Inc.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    46588H105
                                 (CUSIP Number)


                                  Eve B. Burton
                             The Hearst Corporation
                                959 Eighth Avenue
                            New York, New York 10019
                                 (212) 649-2045

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                            Kathleen L. Werner, Esq.
                             Clifford Chance US LLP
                               31 West 52nd Street
                            New York, New York 10019
                                 (212) 878-8000


                                  May 15, 2006
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

---------------------------------                     --------------------------
CUSIP No. 46588H105                       13D                 Page 2 of 10 Pages

---------------------------------                     --------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             HEARST COMMUNICATIONS, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY

------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS
             N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER
                                  0

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  0

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                     --------------------------
CUSIP No. 46588H105                        13D                Page 3 of 10 Pages
---------------------------------                     --------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             HEARST MAGAZINES PROPERTY, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS
             N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NEVADA
------------------------- ------- ----------------------------------------------
                            7. SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER
                                  0

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  0

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

------------ -------------------------------------------------------------------
    14. TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                     --------------------------
CUSIP No. 46588H105                        13D                Page 4 of 10 Pages
---------------------------------                     --------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             COMMUNICATIONS DATA SERVICES, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             IOWA
------------------------- ------- ----------------------------------------------
                            7. SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER
                                  0

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  0

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                     --------------------------
CUSIP No. 46588H105                       13D                 Page 5 of 10 Pages
---------------------------------                     --------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             HEARST HOLDINGS, INC.
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------- ------- ----------------------------------------------
                            7. SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER
                                  0

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  0

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                     --------------------------
CUSIP No. 46588H105                        13D                Page 6 of 10 Pages
---------------------------------                     --------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             THE HEARST CORPORATION
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS
             N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
------------------------- ------- ----------------------------------------------
                            7. SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER
                                  0

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  0

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

------------ -------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON
             CO
============ ===================================================================

---------------------------------                     --------------------------
CUSIP No. 46588H105                        13D                Page 7 of 10 Pages
---------------------------------                     --------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             THE HEARST FAMILY TRUST
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS
             N/A

------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             CALIFORNIA
------------------------- ------- ----------------------------------------------
                            7. SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER
                                  0

                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER


                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  0

------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON OO (testamentary trust)
============ ===================================================================

                                  SCHEDULE 13D

Item 1.   Security and Issuer

     This Amendment No. 6 which relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 15, 2001 (the
"Statement"), as amended by Amendment No. 1 filed on February 28, 2001, Amendment No. 2 filed on June 21, 2001, Amendment No. 3 filed on June 22, 2001, Amendment No. 4 filed on January 16, 2004 and Amendment No. 5 filed on March 8, 2006. The Issuer's principal executive offices are located at 500-512 Seventh Avenue, New York, New York 10018.

Item 2.   Identity and Background

     (a) - (c) This Amendment No. 6 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst
Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

     Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

     Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

     CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

     Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

     Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

     Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) - (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the trustees of the Trust.

Item 4.  Purpose of Transaction

     Item 4 of this Statement is hereby amended and restated as follows:

     Contemporaneously with the execution of an Agreement and Plan of Merger, dated as of March 3, 2006 (the "Merger Agreement"), by and among the Issuer, NBC Universal, Inc. and iVillage Acquisition Corp., relating to the transaction by which iVillage Acquisition Corp. merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of NBC Universal, Inc. (the "Merger"), NBC Universal, Inc. and Hearst Communications entered into a Voting Agreement, dated as of March 3, 2006 (the "Voting Agreement").

     Pursuant to the Voting Agreement, Hearst Communications agreed, among other things, to: (i) cause its shares of the Issuer's Common Stock to be voted in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, (ii) appoint NBC Universal, Inc. and NBC Universal, Inc.'s designees, and each of them individually, as its proxy and attorney-in-fact to vote Hearst Communications' shares of the Issuer's Common Stock at any meeting of shareholders of the Issuer; (iii) not sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale or transfers of those shares; (iv) cause its subsidiaries and its subsidiaries' respective agents and employees to immediately cease any existing discussions or negotiations with any person with respect to any other proposed acquisition; (v) not authorize or permit any of its or its subsidiaries' respective agents and employees to take any actions that would knowingly facilitate or encourage any other proposed acquisition, except as permitted under the Voting Agreement; and (vi) waive its rights to terminate the Website Services Agreement, entered into as of July 1, 2004, by and between the Issuer and Hearst Communications (the "Website Services Agreement"), and agreed that the Website Services Agreement would automatically terminate six months following the effective date of the Merger.

     The Voting Agreement terminated on May 15, 2006, the effective date of the Merger, in accordance with its terms. Upon consummation of the Merger, Hearst Communications' shares of the Issuer's Common Stock were converted into the right to receive cash. Hearst Communications no longer beneficially owns any shares of the Issuer's Common Stock.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer


     The last paragraph of Item 6 of the Statement is amended and restated as follows:


     Except for the Voting Agreement described above in response to Item 4 of this Statement, filed as an exhibit to the Schedule 13D/A filed on March 8, 2006, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies that have not previously been reported on this Schedule.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2006


                                            HEARST COMMUNICATIONS, INC.



                                            By: /s/ James M. Asher
                                                --------------------------------
                                                Name: James M. Asher
                                                Title:  Senior Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2006


                                            HEARST MAGAZINES PROPERTY, INC.



                                            By: /s/ James M. Asher
                                                --------------------------------
                                                Name: James M. Asher
                                                Title:  Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2006


                                            COMMUNICATIONS DATA SERVICES, INC.



                                            By: /s/ James M. Asher
                                                --------------------------------
                                                Name: James M. Asher
                                                Title:  Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2006


                                            HEARST HOLDINGS, INC.



                                            By: /s/ James M. Asher
                                                --------------------------------
                                                Name: James M. Asher
                                                Title:  Senior Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2006


                                            THE HEARST CORPORATION



                                            By: /s/ James M. Asher
                                                --------------------------------
                                                Name: James M. Asher
                                                Title:  Senior Vice President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 22, 2006


                                            THE HEARST FAMILY TRUST



                                            By: /s/ Victor F. Ganzi
                                                --------------------------------
                                                Name:  Victor F. Ganzi
                                                Title:  Trustee

                                   SCHEDULE I


     Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

                             PRESENT OFFICE/PRINCIPAL
NAME                         OCCUPATION OR EMPLOYMENT
---------------------------  ---------------------------------------------------

Hearst Communications
---------------------

George R. Hearst, Jr.*        Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)    Vice Chairman of the Board, Chairman of Executive
                              Committee, Director

Victor F. Ganzi*              President, Chief Executive Officer, Director

James M. Asher                Senior Vice President, Chief Legal and Development
                              Officer, Director

Anissa B. Balson*             Director

David J. Barrett (1)          Director; President and Chief Executive Officer:
                              Hearst-Argyle Television, Inc.

Cathleen P. Black             Senior Vice President, Director; President: Hearst
                              Magazines Division

Catherine A. Bostron          Secretary

Eve B. Burton                 Vice President, General Counsel

John G. Conomikes* (2)        Director

Richard E. Deems* (2)         Director

Steven DeLorenzo              Vice President

Ronald J. Doerfler            Senior Vice President, Chief Financial Officer,
                              Treasurer, Director

Alfredo Gatto                 Vice President;  Vice President and General
                              Manager,  Hearst Service Center Division

George J. Green               Vice President; President: Hearst Magazines
                              International Division

Mark Hasson                   Vice President-Finance

Austin Hearst (1)             Director; Vice President: Hearst Entertainment
                              Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*          Director

Stephen T. Hearst (3)         Director; Vice President: San Francisco Realties
                              Division, The Hearst Corporation; Vice President,
                              San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (4)   Director; Partner: Kleiner, Perkins, Caufield &
                              Byers

George B. Irish               Senior Vice President, Director; President: Hearst
                              Newspapers Division

Harvey L. Lipton* (2)         Director

Richard P. Malloch            Vice President; President: Hearst Business Media
                              Group Administrative Division

Gilbert C. Maurer* (2)        Director

Mark F. Miller* (2)           Director

Bruce L. Paisner              Vice President; Executive Vice President: Hearst
                              Entertainment and Syndication Group Administrative
                              Division

Raymond J. Petersen*          Director; Executive Vice President: Hearst
                              Magazines Division

Dionysios Psyhogios           Vice President-Taxes

Virginia Hearst Randt*        Director

Debra Shriver                 Vice President


Hearst Magazines
----------------

George J. Green               President, Treasurer, Director; President: Hearst
                              Magazines International Division, Hearst
                              Communications, Inc.

James M. Asher                Vice President

Catherine A. Bostron          Secretary

Ronald J. Doerfler            Vice President

John A. Rohan, Jr.            Vice President, Director; Vice President, Hearst
                              Magazines Division, Hearst Communications, Inc.


CDS
---

Christopher L. Holt (5)       President, Director

Kenneth J. Barloon (5)        Senior Vice President, Chief Financial Officer

Timothy A. Plimmer (5)        Senior Vice President

James M. Asher                Vice President

Cathleen P. Black             Director; President: Hearst Magazines Division,
                              Hearst Communications, Inc.

Catherine A. Bostron          Secretary

Timothy M. Day (5)            Vice President

Ronald J. Doerfler            Vice President

Nancy A. Gessmann (5)         Vice President

Marc Haskelson (5)            Vice President

John P. Loughlin              Vice President, Director; Executive Vice President
                              and General Manager, Hearst Magazines Division,
                              Hearst Communications, Inc.

Dennis Luther (5)             Vice President - Director of Marketing

Paul McCarthy (5)             Vice President - Director of Information Services

Lynn Reinicke (5)             Vice President - Director of Business Development

John A. Rohan, Jr.            Treasurer, Director; Vice President, Hearst
                              Magazines Division, Hearst Communications, Inc.


Hearst Holdings
---------------

George R. Hearst, Jr.*        Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)    Vice Chairman of the Board, Chairman of Executive
                              Committee, Director

Victor F. Ganzi*              President, Chief Executive Officer, Director

James M. Asher                Senior Vice President, Chief Legal and Development
                              Officer, Director

Anissa B. Balson*             Director

David J. Barrett (1)          Director; President and Chief Executive Officer:
                              Hearst-Argyle Television, Inc.

Cathleen P. Black             Senior Vice President, Director; President: Hearst
                              Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron          Secretary

Eve B. Burton                 Vice President, General Counsel

John G. Conomikes* (2)        Director

Richard E. Deems* (2)         Director

Steven DeLorenzo              Vice President

Ronald J. Doerfler            Senior Vice President, Chief Financial Officer,
                              Treasurer, Director

Alfredo Gatto                 Vice President; Vice President and General
                              Manager, Hearst Service Center Division, Hearst
                              Communications, Inc.

George J. Green               Vice President; President: Hearst Magazines
                              International Division, Hearst Communications,
                              Inc.

Mark Hasson                   Vice President-Finance

Austin Hearst (1)             Director; Vice President: Hearst Entertainment
                              Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*          Director

Stephen T. Hearst (3)         Director; Vice President: San Francisco Realties
                              Division, The Hearst Corporation; Vice President,
                              San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (4)   Director; Partner: Kleiner, Perkins, Caufield &
                              Byers

George B. Irish               Senior Vice President, Director; President: Hearst
                              Newspapers Division, Hearst Communications, Inc.

Harvey L. Lipton* (2)         Director

Richard P. Malloch            Vice President; President: Hearst Business Media
                              Group Administrative Division, Hearst
                              Communications, Inc.

Gilbert C. Maurer* (2)        Director

Mark F. Miller* (2)           Director

Bruce L. Paisner              Vice President; Executive Vice President: Hearst
                              Entertainment and Syndication Group Administrative
                              Division, Hearst Communications, Inc.

Raymond J. Petersen*          Director; Executive Vice President: Hearst
                              Magazines Division, Hearst Communications, Inc.

Dionysios Psyhogios           Vice President-Taxes

Virginia Hearst Randt*        Director

Debra Shriver                 Vice President


Hearst
------

George R. Hearst, Jr.*        Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)    Vice Chairman of the Board, Chairman of Executive
                              Committee, Director

Victor F. Ganzi*              President, Chief Executive Officer, Director

James M. Asher                Senior Vice President, Chief Legal and Development
                              Officer, Director

Anissa B. Balson*             Director

David J. Barrett (1)          Director; President and Chief Executive Officer:
                              Hearst-Argyle Television, Inc.

Cathleen P. Black             Senior Vice President, Director; President: Hearst
                              Magazines Division, Hearst Communications, Inc.

Catherine A. Bostron          Secretary

Eve B. Burton                 Vice President, General Counsel

John G. Conomikes* (2)        Director

Richard E. Deems* (2)         Director

Steven DeLorenzo              Vice President

Ronald J. Doerfler            Senior Vice President, Chief Financial Officer,
                              Treasurer, Director

Alfredo Gatto                 Vice President; Vice President and General
                              Manager, Hearst Service Center Division, Hearst
                              Communications, Inc.

George J. Green               Vice President; President: Hearst Magazines
                              International Division, Hearst Communications,
                              Inc.

Mark Hasson                   Vice President-Finance

Austin Hearst (1)             Director; Vice President: Hearst Entertainment
                              Distribution Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*          Director

Stephen T. Hearst (3)         Director; Vice President: San Francisco Realties
                              Division, The Hearst Corporation; Vice President,
                              San Simeon Ranch Division, Hearst Holdings, Inc.

William R. Hearst, III* (4)   Director; Partner: Kleiner, Perkins, Caufield &
                              Byers

George B. Irish               Senior Vice President, Director; President: Hearst
                              Newspapers Division, Hearst Communications, Inc.

Harvey L. Lipton* (2)         Director

Richard P. Malloch            Vice President; President: Hearst Business Media
                              Group Administrative Division, Hearst
                              Communications, Inc.

Gilbert C. Maurer* (2)        Director

Mark F. Miller* (2)           Director

Bruce L. Paisner              Vice President; Executive Vice President: Hearst
                              Entertainment and Syndication Group Administrative
                              Division, Hearst Communications, Inc.

Raymond J. Petersen*          Director; Executive Vice President: Hearst
                              Magazines Division, Hearst Communications, Inc.

Dionysios Psyhogios           Vice President-Taxes

Virginia Hearst Randt*        Director

Debra Shriver                 Vice President


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(2)    Self-employed, non-employed or retired.

(3)    5 Third Street Suite 200
       San Francisco, CA 94103

(4)    765 Market Street, #34D San Francisco, CA 94103

(5)    Employed by CDS. 1901 Bell Avenue Des Moines, IA 50315